AH
3/11/03

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 5 2003

DIVISION OF MARKET REGULATION

SECURITIE 03014089 ISSION
D.C. 20549

CM

OMB APPROVAL
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SEC FILE NUMBER
8-27290

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dick Spencer & Associates \ DBA Richard Payne Spencer, Jr.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 South Lake Avenue, Suite #308
(No. and Street)

Pasadena	California	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. P. Spencer, Jr. 626-405-8068
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Norman K. Metcalf, CPA
(Name — *if individual, state last, first, middle name*)

2529 Foothill Boulevard, #210	La Crescenta,	California	91214
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

CM 4/29/03

OATH OR AFFIRMATION

I, R.P. Spencer, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dick Spencer & Associates, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

Signature

Owner

Title

Notary Public

LILA WINGER
Commission # 1299967
Notary Public - California
Los Angeles County
My Comm. Expires Apr 7, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The report did not contain items f, h, i, j, k and m because they were not applicable to Dick Spencer & Associates.

R. P. SPENCER, JR. d.b.a.

DICK SPENCER & ASSOCIATES

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002

METCALF & SCOTT
ACCOUNTANCY CORPORATION

P.O. Box 394 Montrose, CA 91021-0394

R. P. Spencer, Jr., d.b.a.
Dick Spencer and Associates

We have audited the accompanying balance sheet of Dick Spencer and Associates (a proprietorship) as of December 31, 2002, and the related statements of income and proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Dick Spencer and Associates as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with United States of America generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of computation of net capital under rule 15c 3-1 as of December 31, 2002 is presented for purposes of complying with the format required by the Form X-17A-5 FOCUS IIA to be filed with the Securities and Exchange Commission, and is not a required port of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 financial statements taken as a whole.

Metcalf & Scott

February 15, 2003

R. P. Spencer Jr., d.b.a.
DICK SPENCER AND ASSOCIATES
Balance Sheet
December 31, 2002

ASSETS

Current assets:	
Cash	$ 1,937
Cash - business reserves	20,493
Accounts receivable - trade	-
Total current assets	22,431
Property and equipment	
Furniture and equipment	56,144
Less: Accumulated depreciation	(53,508)
Net Property and equipment	2,636
Total Assets	25,067

LIABILITIES AND PROPRIETOR'S EQUITY

Current liabilities:	
Accounts payable	54
Total current liabilities	54
Proprietor's equity:	
Capital	25,013
Total liabilities and propreitor's equity	$ 25,067

See notes to financial statements.

R. P. Spencer, Jr., d.b.a.
DICK SPENCER AND ASSOCIATES
Statement of Income and Proprietor's Capital
For the year ended December 31, 2002

Revenue:	
Commissions	$ 68,014
Fees	265,186
Total Revenue	333,200
Expenses:	
Automobile	6,429
Bank charges	110
Commissions	3,909
Depreciation	1,437
Dues and subscriptions	913
Entertainment	254
Insurance	5,734
Legal and accounting	10,566
Library and research	791
Office expense	2,017
Postage	1,028
Rent	19,936
Taxes and licenses	406
Telephone	5,081
Travel	168
Total operating expenses	58,779
Income from operations	274,420
Other income and (expenses):	
Interest income	240
Total other income	240
Net income	274,660
Proprietor's capital at December 31, 2001	22,987
Proprietor's contributions - 2002	7,727
Proprietor's withdrawals - 2002	(280,361)
Proprietor's capital at December 31, 2002	$ 25,013

See notes to financial statements

R. P. Spencer, Jr., d.b.a.
DICK SPENCER AND ASSOCIATES
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income		$ 274,660
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,437	
Changes in assets and liabilities:		
Increase in accounts payable	(718)	
Total adjustments		720
Net cash provided by operating activities		275,380
Cash flows from investing activities:		
Purchase of equipment		-
Cash flows from financing activities:		
Withdrawals of capital		(280,361)
Contributions of capital		7,727
Net cash used in financing activities		(272,634)
Net increase in cash and cash equivalents		2,745
Cash and cash equivalents at beginning of year		19,685
Cash and cash equivalents at end of year		$ 22,431

See notes to financial statements.

R. P. Spencer, Jr., dba
DICK SPENCER AND ASSOCIATES
Schedule of Computation of Net Capital
Under Rule 15c 3-1 as of December 31, 2002

Total qualified capital from Statement of Financial Condition	$	25,067
Less total liabilities		(54)
Net Worth		25,013
Deductions and charges:		
Furniture, Equipment and automobile - net of accumulated depreciation		(2,636)
Net capital before haircuts on securities positions		22,377
Total haircuts on securities		-
Net Capital		22,377
Minimum capital required		5,000
Excess capital		17,377

Computation of Aggregate Indebtedness

Total aggregate indebtedness from Statement of Financial Condition (total liabilities)	$	54
Percentage of aggregate indebtedness to net capital in excess of minimum capital		0.31%

Footnote: There are no material differences between the figures presented in the "Computation of Net Capital to Rule 15c-3-1" of the R. P. Spencer, Jr., dba Dick Spencer and Associates annual report at December 31, 2001 and the figures presented by Dick Spencer and Associates in its "Computation of Net Capital and Aggregate Indebedness" as reported in its unaudited Focus part II report (Form X-17A-5) as of December 31, 2002.

See notes to financial statements.

R. P. SPENCER, JR., d.b.a.

DICK SPENCER AND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Company Activities

The Company is a broker dealer of publicly traded securities and is subject to rules and regulations established by the Securities and Exchange Commission for such entities. It also manages the operations of various trusts. The Company extends no credit to its clients and records receivables for cash deposits relating to commissions that are being processed by its exchange intermediary. The Company's management has estimated the useful life of fixed assets and allocates associated expense over the estimated period.

The Records

The Company maintains its accounts and the accompanying financial statements are presented on the accrual basis.

Furniture, Equipment and Automobile and Related Depreciation

Renewals and betterments that extend the original estimated economic life of assets are capitalized. Maintenance and repairs are expensed. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is recognized currently.

Depreciation is based on the straight-line method over the assets estimated useful lives.

Income Taxes

No provision is made for income taxes since the Company is a sole proprietorship

Commitments and contingencies:

Long-term operating lease – none.

METCALF & SCOTT
ACCOUNTANCY CORPORATION

P.O. Box 394 MONTROSE, CA 91021-0394

R. P. Spencer, Jr. dba
Dick Spencer and Associates
140 South Lake Avenue, #308
Pasadena, CA 91101

We have reconciled the figures presented in the "Computation of Net Capital to Rule 15c-3-1" of the R. P. Spencer, Jr., dba Dick Spencer and Associates annual report at December 31, 2002 with the figures presented by Dick Spencer and Associates in its "Computation of Net Capital and Aggregate Indebtedness" as reported in its unaudited FOCUS part II report (form X-17-5) as of December 31, 2002.

Metcalf & Scott

February 15, 2003

METCALF & SCOTT
ACCOUNTANCY CORPORATION

P.O. BOX 394 MONTROSE, CA 91021-0394

NASD
300 South Grand #600
Los Angeles, CA 90017

We have reviewed the financial condition of R. P. Spencer, Jr., as of December 31, 2002 and have determined that his personal assets are in excess of his personal liabilities.

Metcalf & Scott

February 15, 2003

METCALF & SCOTT
ACCOUNTANCY CORPORATION

P.O. BOX 394 MONTROSE, CA 91021-0394

February 15, 2003

R. P. Spencer, Jr., dba
Dick Spencer and Associates
140 South Lake Avenue, #308
Pasadena, CA 91101

We have examined the financial statements of R. P. Spencer, Jr., dba Dick Spencer and Associates as of December 31, 2002 and for the year then ended, and have issued our report thereon dated February 15, 2003. As a part of our examination, we reviewed and tested the Company's accounting system and system of internal accounting control to the extent considered necessary to evaluate the system as required by United States of America generally accepted auditing standards and by Rule 17A-5(g)(1) under the Securities Exchange Act of 1934.

Rule 17A-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and the Rule, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary to expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17A-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection periods are subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the Company's system of internal accounting control was for the purpose set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period. However, such study and evaluation disclosed the following conditions that we believe to be material weaknesses. Such conditions, with an indication of any corrective action taken or proposed, is as follows:

The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties, but these limitations were recognized in determining the scope of our examination.

The individual who handles cash receipts also signs checks.

The supplementary report is being furnished for filing with the Securities and Exchange Commission.

Metcalf & Scott

Metcalf & Scott
Accountancy Corporation